Exhibit 1A-D

First Amendment to Flow Special Servicing Agreement

This First Amendment to Flow Special Servicing Agreement between American Homeowner Preservation Trust Series 2015A+ (Owner) and Home Servicing, LLC (Servicer) effective January 1, 2017.

WITNESSETH:

Whereas, the Owner and Servicer entered into a Flow Special Servicing Agreement on December 22, 2015 (the “Agreement”);

Whereas, the Owner and Servicer wish to amend the Agreement effective January 1, 2017;

NOW THEREFORE, in consideration of the mutual covenants made herein and for other good and valuable consideration the parties herein agree as follows:

AMENDMENT

The Flow Special Servicing Agreement is amended so that the attached Exhibit B Servicing Fees will substitute and replace the original Exhibit B.

IN WITNESS WHEREOF, this First Amendment has been executed and is effective the 1st day of January 2017.

Home Servicing, LLC		American Homeowner Preservation Trust Series 2015+

By:	/s/ George G. Caballero	/s/ Jorge Newbery
	George G. Caballero, Manager	By: AHP Capital Management, LLC, Administrator
By: Jorge Newbery, Member

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EXHIBIT B

SERVICING FEE

The following additional terms apply to the payment of Servicing Fees:

1.	The Servicing Fees may be amended and supplemented from time to time with the mutual written consent of the parties;
2.	The Servicing Fee shall apply during any Interim Servicing Period and is not prorated;
3.	Remittances are provided once monthly and paid via ACH unless otherwise agreed upon;
4.	Servicing and De-Boarding Fees to be paid in full prior to scheduling Service Release;
5.	All loan, wire, and non-standard banking expenses are passed through to Investor;
6.	Servicer reserves the right to increase all stated fees by the greater of 3% or CPI annually, effective upon the agreement’s anniversary,
7.	All written correspondence (Including, but not exclusive of, payment plans, modifications, settlement offers, loss mitigation solicitations, etc) to Borrowers must be sent using SNSC Letterhead through the Eureka office. All costs, expenses, and penalties associated with violations of this practice or any other RESPA, state, or Federal regulations shall be paid by the Investor. A minimum of $50 will be assessed for each independent violation for any willful or repeated violation;
8.	SN Executive or Legal Representation in court proceedings will be billed in one hour increments at $150 per hour for travel and court time.
9.	A 1.5% late fee will be assessed each month for all outstanding balances not paid within 30 days of remittance or as allowable by law;
10.	All Ancillary Cash flows are retained by Servicer including (but not exclusive of) late charges, Principal\Interest\Escrow Float, Servicing Activity fees, prepayment fees, Pay by phone, and prior servicer fees. SN Assessed Late Charges are due in full at time of loan de-boarding or disposition; and
11.	This fee schedule will apply only to loans assigned to a Dedicated Resource that has been mutually agreed to in writing;
12.	For clients with fewer than 10 loans, remittance reports will be delivered by the close of the following month. Payment for negative remittances shall be made within 5 business days from the delivery of the reports. Reporting may be scheduled quarterly and a reserve of 3 months estimated Servicing Fees and FPI (if applicable) shall be funded and maintained in the collections accounts to cover anticipated negative remittances during that timeframe.

Servicing Fees:

Mortgage Loan Set Up Fees:

Performing Loans (0-29 days past due)	$15.00
Performing Loans in BK Proceeding	$25.00
Delinquent Mortgage (90+ days delinquent), FC, BK or REO Loans	$40.00
Escrow\Adjustable Rate Mortgage\HELOC \ Partial Loans, GSE or special Loan Servicing Fee (VA\FHA\USDA, HHF, etc)	$2.50 Additional
Servicing file conversion from paper to image	$0.20 per page

*Additional Collateral Review Fees will apply for non-standard setups upon approval.

Monthly Servicing Fee per Serviced Asset per month:

Performing Loans (0-89 days past due)	$30.00
Performing Loans in BK Proceeding	$40.00
Delinquent Mortgage (90+ days delinquent), FC, or REO Loans	$40.00
Delinquent BK Loans	$40.00 (if handled by Client)
Delinquent BK Loans	$50.00 (if handled by SN)

Charge off Assets

Escrow\Adjustable Rate Mortgage\HELOC \ Partial Loans, GSE or special Loan Servicing Fee (VA\FHA\USDA, HHF, etc)	$2.50 Additional
Monthly Default Resolution and Liquidation Fees**	$ 4,000 Flat Fee per full-time Dedicated

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Resource per month*
Per loan Resolution or Liquidation Fee	$100 per loan per resolution or liquidation

*Fee to be allocated pro-rata to loans associated with a Dedicated Resource.

**Resolution Fees include re-payment plans, reinstatements, and modifications. Repayments plans are any loan where three monthly payments are collected in three months on a loan that is >= 90 days past due and >= 90 days since last payment received date. Reinstatements are loans paid current on loans previously >= 90 days past due. Liquidation fees include, but are not exclusive of, Short Sales, Payoffs, REO Sale, Satisfaction of debt, 3rd party sale, short payoff, and Deed In Lieu. Liquidations do not include loans paid off through scheduled amortization. Additional bonus of $50 for newly modified loans which pay each of the first seven payments on time.

De-Boarding Fee per Loan

Service Transfer to another servicer	$50
Within 6 months of boarding	$200
Charge-off	$40.00 per asset

Remittance Fee (Per investor being reported separately):

Daily Remittance Fee (if applicable)	$250 per month
Weekly Remittance Fee (if applicable)	$150 per month
Monthly Remittance	No additional charge

File Preparation Fees*:

Tax service set-up, tax certification, flood certificate transfer or purchase	$30.00 each

MERS and Assignment Prep	$40.00 each
FHA Claim (per claim)	5% of claim, Min $1,000
Power of Attorney (If no corporate signing authority is provided)	$20.00

*These are setup fees only. Actual service costs vary and are a pass-thru expense.

Proof of Claim (POC)	$250 each (if performed by Servicer)

Special reporting, collateral file cleanup, collateral review, account reconciliations, Investor Questionnaire, QWR Response, or due diligence	$95 per hour in 1 hour increments

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